SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)


                             Vodavi Technology, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   92857V 10 2
                                 --------------
                                 (CUSIP Number)


                                  Sung Koo, Yeo
                     LG Information and Communications, Ltd.
                           679 Yoksam-dong, Kangnam gu
                              Seoul, 135-080, Korea
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 26, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LG Information & Communications, Ltd.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Korea
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     862,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       862,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    862,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 3 of 4 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This Amendment No. l to Schedule 13D amends and supplements the Schedule 13D dated September 30, 1998, as filed by LG Information & Communications, Ltd., a Korean corporation ("LGIC"), with respect to the common stock ("Common Stock") of Vodavi Technology, Inc. (the "Issuer"), with principal executive offices at 8300 East Raintree Drive, Scottsdale, Arizona 85260

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended to add the following:

     On April 26, 2000, LGIC acquired 50,000 shares of the Issuer's Common Stock without consideration under the terms of the stockholders' agreement as previously described in Item 6 of the Schedule 13D and incorporated as an exhibit to the Schedule 13D by reference to exhibits filed with the Issuer's Registration Statement on Form S-1 and amendments thereto (Registration No. 33-95926), which became effective on October 6, 1995. Such shares were originally issued to Steven A. Sherman, a party to such stockholders' agreement, and held in escrow subject to LGIC's rights to claim such shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is amended in its entirety to read as follows:

     (a) The reporting person beneficially owns 862,500 shares of Common Stock representing approximately 19.9% of the Issuer's outstanding Common Stock.

     (b)  Sole Power to Vote:     862,500 shares of Common Stock
          Shared Power to Vote:   None
          Sole Power to Dispose:  862,500 shares of Common Stock
          Shared Power to Vote:   None

     (c) On April 26, 2000, LGIC acquired 50,000 shares of the Issuer's Common Stock without consideration under the terms of the stockholders' agreement as previously described in Item 6 of the Schedule 13D and incorporated as an exhibit to the Schedule 13D by reference to exhibits filed with the Issuer's Registration Statement on Form S-1 and amendments thereto (Registration No. 33-95926), which became effective on October 6, 1995. Such shares were originally issued to Steven A. Sherman, a party to such stockholders' agreement, and held in escrow subject to LGIC's rights to claim such shares.

          The reporting person made no other transactions in the Issuer's Common Stock in the 60 days prior to and including the date of this Amendment No. 1 to Schedule 13D.

     (d)  Not applicable.

     (e)  Not applicable.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 92857V 10 2                                          Page 4 of 4 Pages
---------------------                                          -----------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 22, 2000                             /s/ Sung Koo, Yeo
-----------------------                  ---------------------------------------
Date                                     Signature

                                         Sung Koo, Yeo   Chief Financial Officer
                                         ---------------------------------------
                                         Name/Title

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)